                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1995 or

( ) TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the Transition Period from __________ to __________


Commission File No. 1-9583


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                    MBIA INC.
                  Employees Profit Sharing and 401 (K) Salary
                                  Deferral Plan



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:





                                    MBIA Inc.
                                 113 King Street
                               Armonk, N. Y. 10504

                                    MBIA INC.
                          EMPLOYEES PROFIT SHARING AND
                           401(K) SALARY DEFERRAL PLAN


                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 1995 AND 1994

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                              FINANCIAL STATEMENTS





                                      INDEX
                                      -----



                                                                       Pages
                                                                       -----

Report of Independent Accountants ....................................   2


Financial Statements:
     Statements of Net Assets Available for Plan
       Benefits as of December 31, 1995 and 1994 .....................   3

     Statements of Changes in Net Assets Available
       for Plan Benefits for the years ended
       December 31, 1995 and 1994 ....................................   4

     Notes to Financial Statements ...................................   5-10

Signatures  ..........................................................   11

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------





TO THE PLAN ADMINISTRATOR OF
MBIA INC. EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN:


We have audited the accompanying statements of net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.



                                     /s/  COOPERS & LYBRAND L.L.P.
                                     -----------------------------


New York, New York
June 10, 1996.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                        December 31        December 31
                                           1995               1994
                                       ------------       ------------
 Assets:
   Allocated share of Master Trust
      net assets, at fair value         $32,599,172        $22,946,984
   Receivables:
      Employer contributions                    107                ---
      Employee contributions                    ---             33,679
                                        -----------        -----------
          Total assets                  $32,599,279        $22,980,663

 Liabilities:
   Other liabilities                            ---              3,936
                                        -----------        -----------

          Net assets available for
              plan benefits             $32,599,279        $22,976,727
                                        ===========        ===========



               The accompanying  notes  are an  integral  part of the
                              financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS






                                                    Years ended December 31
                                                  ----------------------------
                                                      1995            1994
                                                  ------------    ------------
Contributions:
  Employees' salary deferral ...................  $  1,950,823    $  1,780,414

  Employer .....................................     1,192,514       1,122,997

Income (loss) from investment activities .......     7,228,916        (412,511)

Benefit distributions ..........................      (749,701)       (575,612)
                                                  ------------    ------------

         Net increase ..........................     9,622,552       1,915,288

Net assets available for plan
  benefits, beginning of year ..................    22,976,727      21,061,439
                                                  ------------    ------------

         Net assets available for plan
           benefits, end of year ...............  $ 32,599,279    $ 22,976,727
                                                  ============    ============


               The accompanying  notes  are an  integral  part of the
                              financial statements.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION
- ---------------------

The MBIA Inc. Employees Profit Sharing and 401(K) Salary Deferral Plan (the "Plan") is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the "Company"). Effective April 1, 1987, a 401(K) deferral feature was implemented enabling eligible participants to defer up to 10% of their total eligible compensation. Matching contributions are made by the Company for those participants making salary deferred contributions at the rate of 100% of the participant's contribution and up to a maximum of 5% of the participant's eligible compensation. Participants may request loans from their accounts in accordance with established guidelines.

The assets of both the Plan and the MBIA Inc. Employees Pension Plan are managed by Fidelity Management Trust Company ("Fidelity"), the investment advisor, master trustee and custodian. The participants of the Plan have the option to direct the investment of their contribution share into one or more of nine Fidelity funds and the Employer Stock Fund.

Vesting in employer contributions begins after three years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant becomes fully vested in the Company's contributions. Nonvested benefits remaining after termination of employment serve to reduce future Company contributions.

The benefit to which a participant is entitled is the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses of each participant's account. Upon retirement, death or termination, a participant or beneficiary can elect to receive a lump-sum distribution, installment distributions or purchase a joint and survivor annuity contract or single life annuity contract.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- -----------------------------------------------

INVESTMENTS
The Plan's assets are invested in the MBIA Inc. Master Trust (the "Trust") with the assets of the MBIA Inc. Employees Pension Plan.

The Plan's share of investments and income from investment activities in the Trust is determined based on the Plan's underlying contribution to the investment classification which is, in turn, based on the investment fund elections of the participants.

Investments in the Fidelity funds and the Company's common stock are valued at their current fair values based on last reported sales prices on the last business day of the year. Participant loans are stated at cost plus accrued income, which approximates fair value.

Gain or loss on sale of investments is based on specifically identified cost. Interest income from investments is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan's income from investment activities includes the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

CONTRIBUTIONS
Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

PARTICIPANT ACCOUNTS
Each   participant   has  an  account  which  is  credited  with  the  Company's contribution, employees' contribution and the income (loss) from the investment activities of the participant's account.

ADMINISTRATIVE EXPENSES
Administrative expenses are paid directly by the Company rather than out of Plan assets. Employee loan fees are paid out of the participants' accounts.

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


3.   PLAN TERMINATION
- ---------------------

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances.


4.   INVESTMENTS
- ----------------

As of December 31, 1995 and 1994, the financial position of the Master Trust on a cash basis (excluding the ending accrual for employer contributions) and the Plan's percentage interest in each asset category were as follows:

                                                  As of December 31, 1995            As of December 31, 1994
                                             --------------------------------  ------------------------------------
                                               Total Master Trust                 Total Master Trust
                                            -----------------------   Plan's   ------------------------     Plan's
                                               Cost     Fair Value  %Interest      Cost      Fair Value  % Interest
                                            ----------- ----------- ---------  -----------  -----------  ----------
Investments at fair value as determined
 by quoted market price:
     Employer Stock Fund                    $ 9,806,441 $12,768,677  100.00%   $ 9,545,532  $ 8,640,565    100.00%
     Fidelity Puritan Fund                    1,419,737   1,583,453   38.85      1,231,509    1,163,026     38.08
     Fidelity Magellan Fund                   3,220,299   3,822,072   43.73      2,592,316    2,461,358     43.74
     Fidelity Growth Company Fund             2,448,628   3,045,981   40.45      1,769,790    1,677,874     38.76
     Fidelity Growth and Income Portfolio    18,274,576  22,878,824   43.81     16,757,958   15,978,056     44.06
     Fidelity Intermediate Bond Fund          1,211,229   1,273,320   49.87      1,068,373      990,843     48.50
     Fidelity Overseas Fund                     948,355     998,664   46.78        947,439      928,024     44.26
     Fidelity Blue Chip Growth Fund           2,981,030   3,336,181   45.17      1,828,858    1,933,640     44.19
     Managed Income Portfolio                 6,757,801   6,757,801   41.19      6,050,045    6,050,045     41.89
                                            -----------  ----------           -----------    ----------
                                             47,068,096  56,464,973   56.15     41,791,820   39,823,431     55.57
Investments at estimated fair value:
     Participant loans                        1,111,334   1,111,334   80.60      1,097,170    1,097,170     74.48
                                            ----------- -----------           -----------   -----------
       Total invested assets available for
         benefits of participating plans    $48,179,430 $57,576,307   56.62%  $42,888,990   $40,920,601     56.08%
                                            =========== ===========           ===========   ===========

For the years ended December 31, 1995 and 1994, net appreciation (depreciation) in the fair value of investments (determined by quoted market price) of the Master Trust (including investments bought and sold, as well as held during the year) was as follows:
                                                  Years ended December 31
                                                 --------------------------
                                                    1995           1994
                                                 -----------    -----------

Fidelity funds ..............................    $ 6,869,526    ($1,101,182)

Employer Stock Fund .........................      3,034,019       (928,820)
                                                 -----------    -----------
                                                 $ 9,903,545    ($2,030,002)
                                                 ===========    ===========

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


For the years ended December 31, 1995 and 1994, investment income consisting of dividends and interest in the Master Trust were $2,576,601 and $2,102,733, respectively.


5. NET ASSETS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
- ---------------------------------------------------------------------------

As of December 31, 1995 and 1994, the net assets available for Plan benefits of the individual investment funds were as follows:


                                                       As of December 31
                                              ---------------------------------
                                                  1995                1994
                                              ---------------  ----------------

       Employer Stock Fund                     $12,768,784       $ 8,670,308
       Fidelity Puritan Fund                       615,142           442,856
       Fidelity Magellan Fund                    1,671,441         1,076,482
       Fidelity Growth Company Fund              1,231,989           650,287
       Fidelity Growth and Income Portfolio     10,023,820         7,039,153
       Fidelity Intermediate Bond Fund             635,027           480,600
       Fidelity Overseas Fund                      467,180           410,752
       Fidelity Blue Chip Growth Fund            1,506,884           854,507
       Managed Income Portfolio                  2,783,298         2,534,659
       Participant Loans                           895,714           817,123
                                              ------------      ------------
                                               $32,599,279       $22,976,727
                                              ============      ============



For the years ended December 31, 1995 and 1994, the changes in net assets available for Plan benefits of the individual investment funds were as shown on the following page:


                                                                MBIA INC.
                                      EMPLOYEES PROFIT SHARING and 401 (K) SALARY DEFERRAL PLAN
                                                   NOTES TO FINANCIAL STATEMENTS (Continued)

                                                       Year ended December 31, 1995
                ------------------------------------------------------------------------------------------------------------------
                                                           Growth     Inter-                Blue
                 Employer                       Growth      and       mediate               Chip    Managed
                  Stock    Puritan   Magellan  Company     Income       Bond    Overseas   Growth   Income    Participant
                   Fund      Fund     Fund       Fund       Fund        Fund      Fund      Fund    Portfolio    Loans       Total
                ---------- --------  --------  --------  ----------   --------- --------  --------  --------- ----------- ----------

Contributions:
  Employees'
   salary
   deferral     $   60,340 $ 82,062  $248,397  $194,652  $  674,673   $ 79,220  $104,123  $259,493  $247,863   $  ---    $1,950,823

  Employer       1,264,917    ---        ---       ---         ---        ---       ---       ---    (72,403)     ---     1,192,514

Income from
 investment
 activities      3,238,144  104,128   417,962   294,773   2,539,996     68,714    39,952   283,767   157,760    83,720    7,228,916

Benefit
 distributions    (314,315) (11,502)  (85,953)  (11,640)   (136,507)       (28)   (6,385)   (9,084) (169,844)   (4,443)    (749,701)

Transfers
 (to)from
 other funds      (150,610)  (2,401)   14,553   103,918     (93,495)     6,520   (81,262)  118,201    85,264      (688)        ---
                ---------- --------  --------  --------  ----------   --------  --------  --------  --------   -------   ----------

Net increase
 (decrease) in
 net assets
 available
 for Plan
 benefits       $4,098,476 $172,287  $594,959  $581,703  $2,984,667   $154,426  $ 56,428  $652,377  $248,640   $78,589   $9,622,552
                ========== ========  ========  ========  ==========   ========  ========  ========  ========   =======   ==========



                                                       Year ended December 31, 1994
                ------------------------------------------------------------------------------------------------------------------
                                                            Growth   Inter-                Blue
                 Employer                        Growth      and     mediate               Chip    Managed
                  Stock     Puritan   Magellan   Company    Income    Bond    Overseas   Growth    Income    Participant
                   Fund       Fund      Fund      Fund      Fund      Fund      Fund      Fund    Portfolio     Loans      Total
                ----------  --------  --------  --------  --------  -------   --------  --------  ---------  ----------- ----------


Contributions:
 Employees'
  salary
  deferral      $  162,623  $ 68,908  $237,893  $124,361  $652,962  $59,396   $ 99,927  $122,171  $252,173   $   ---     $1,780,414

 Employer        1,122,997      ---       ---       ---       ---      ---        ---       ---       ---        ---      1,122,997

Income from
 investment
 activities       (779,006)    5,047   (22,275)  (15,316)  150,790   (8,177)    (1,860)   66,299   139,866     52,121      (412,511)

Benefit
 distributions    (222,668)   (3,331)  (28,829)  (15,426) (150,353)  (2,464)    (5,634)  (47,717)  (65,243)   (33,947)     (575,612)

Transfers (to)
 from other
 funds              25,009    63,249     4,353   (46,583) (100,224) (18,225)   101,717    85,999  (333,881)   218,586          ---
                   -------  --------  --------   -------  --------  -------   --------  --------  ---------  --------    -----------

Net increase
 (decrease)
 in net
 assets
 available for
 Plan benefits  $  308,955  $133,873  $191,142  $ 47,036  $553,175  $30,530   $194,150  $226,752  $ (7,085)  $236,760    $1,915,288
                ==========  ========  ========  ========  ========  =======   ========  ========  ========   ========    ==========

                                    MBIA INC.
            EMPLOYEES PROFIT SHARING AND 401(K) SALARY DEFERRAL PLAN
                    NOTES TO FINANCIAL STATEMENTS (Continued)


6.     Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401 (a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501 (a).

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                            MBIA Inc.
                                                    Employees Profit Sharing and
                                                     401(K) Salary Deferral Plan





Date:  June 10, 1996                                   \s\ KEVIN D. SILVA
- --------------------                               -----------------------------
                                                                  Kevin D. Silva
                                                           Senior Vice President
                                                              Plan Administrator






Date:  June 10, 1996                                  \s\ LOUIS G. LENZI
- --------------------                                ----------------------------
                                                                  Louis G. Lenzi
                                                                 General Counsel